FORM 4  UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
1. Name and Address of Reporting Person* Bank of America, N.A.[1]	2. Issuer Name and Ticker or Trading Symbol CheckFree Corporation (CKFR)	6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ______Director X 10% Owner ______Officer (give title below) _______ Other (specify below)
(Last) (First) (Middle)	3. IRS or Social Security Number of Reporting Person (Voluntary)	4. Statement for Month/Year
101 South Tryon Street, Bank of America Plaza	94-1687665	5-2001	______________________________
(Street) Charlotte, N.C. 28255-0001	5. If Amendment, Date of Original (Month/Year)	Individual or Joint/Group Filing (Check Applicable Line) ______ Form filed by One Reporting Person X Form filed by More than One Reporting Person SEE ATTACHMENT
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	Transaction Date (Month/ Day/ Year)	Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)

Code	V	Amount	(A) or (D)	Price

FORM 4 (continued) TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

Title of Derivative Security (Instr. 3)	Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	Transac- tion Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		Date Exercisable and Expiration Date (Month/ Day/Year)		7. Title and Amount of Under- lying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) Instr. 4)	Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Call Option (obligation to sell)	$46.729	05/03/01	S			860,000	8/04/03	8/04/03	Common Stock	860,000	$11,782,401.79	0
Put Option (right to sell)	$38.9408	05/03/01	P		860,000		8/04/03	8/04/03	Common Stock	860,000	$11,481,000.00	860,000	D

Explanation of Responses:

1 The Designated Filer entered into a series of collar transactions in order to offset a series of similar transactions with a subsidiary that is also a Reporting Person and is the beneficial owner of the subject shares. A portion of the proceeds will be allocated internally among the Reporting Persons.

Bank of America, N.A.

 ___/s/ David R. Smith__________________ 6-08-01

*Signature of Reporting Person Date

David R. Smith, Senior Vice President

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.

If space is insufficient, see Instruction 6 for procedure.

Information Regarding Joint Filers and Other Entities

Designated Filer of Form 4: Bank of America, N.A.

Item 2: Issuer Name and Ticker Trading Symbol: CheckFree Corporation (CKFR)

Item 4: Statement for Month/Year: 5/01

Information Regarding Joint Filers and Other Entities:

Bank of America Corporation (IRS Number 56-0906609)

100 North Tryon Street, Charlotte, NC 28255

Relationship of Reporting Person to Issuer: 10% Owner

Ownership Form: Indirect (I)

Nature of Indirect Beneficial Ownership: Indirect 100% Owner of Designated Filer

NB Holdings Corporation (IRS Number 56-1857749)

1209 Orange Street, Wilmington, DE 19801

Relationship of Reporting Person to Issuer: 10% Owner

Ownership Form: Indirect (I)

Nature of Indirect Beneficial Ownership: 100% Owner of Designated Filer

Banc of America E-Commerce Holdings, Inc.(IRS Number 94-3234951)

101 South Tryon Street, Charlotte, NC 28255

Relationship of Reporting Person to Issuer: 10% Owner

Ownership Form: Indirect (I)

Nature of Indirect Beneficial Ownership: 100% Subsidiary of Designated Filer and beneficial owner of underlying sercurties1

SIGNATURES

BANK OF AMERICA CORPORATION

By:___/s/ David R. Smith_______________ 6/08/01

Title: Senior Vice President Date

NB HOLDINGS CORPORATION

By:___/s/ David R. Smith_______________ 6/08/01

Title: Senior Vice President Date

BANC OF AMERICA E-COMMERCE HOLDINGS, INC.

By:___/s/ David R. Smith________________ 6/08/01

Title: Senior Vice President Date